                                 EXHIBIT 12.1

                         THE CHARLES SCHWAB CORPORATION

               COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                    (Dollar amounts in thousands, unaudited)

                                                    Three Months Ended
                                                        March 31,                                Year Ended December 31,
                                                   -------------------          ----------------------------------------------------
                                                     1998       1997           1997       1996        1995       1994       1993
                                                                             --------   --------    --------   --------   --------

Earnings before taxes on income
 and extraordinary charge                          $112,334   $110,320       $  447,247 $394,063    $277,104   $224,343   $206,272

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Fixed charges
    Interest expense - customer                     137,672    108,790          480,988  368,462     321,225    178,067    114,609

    Interest expense - other                         17,923     14,340           65,495   57,410      35,998     20,169     17,943

    Interest portion of rental expense                7,399      6,226           26,045   23,051      20,810     17,102     15,428

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Total fixed charges (a)                             162,994    129,356          572,528  448,923     378,033    215,338    147,980

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Earnings before taxes on income,
 extraordinary charge and fixed charges (b)        $275,328   $239,676       $1,019,775 $842,986    $655,137   $439,681   $354,252

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Ratio of earnings to fixed charges (b)/(a)/*/           1.7        1.9              1.8      1.9          1.7        2.0        2.4

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Ratio of earnings to fixed charges as
 adjusted/**/                                           5.4        6.4              5.9      5.9          5.9        7.0        7.2

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

     /*/The ratio of earnings to fixed charges is calculated in a manner consistent with SEC requirements. For such purposes, "earnings" consist of earnings before taxes on income, extraordinary charge and fixed charges. "Fixed charges" consist of interest expense incurred on payables to customers, subordinated borrowings, term debt, capitalized interest and one-third of rental expense, which is estimated to be a representative of the interest factor.

     /**/Because interest expense incurred in connection with payables to customers is completely offset by interest revenue on related investments and margin loans, the Company considers such interest to be an operating expense. Accordingly, the ratio of earnings to fixed charges as adjusted reflects the elimination of such interest expense as a fixed charge.